SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

October 31, 2016

Aviva plc to redeem 8.25% US Capital Securities due December 1, 2041

Aviva plc (NYSE: AV; LON: AV) wishes to announce that notification has been given to the holders of its 8.25% capital securities due December 1, 2041 (ISIN: US05382A2033, CUSIP: 05382A203) (the "US Capital Securities") that it shall redeem the US Capital Securities in full on December 1, 2016 (the "Redemption Date"). On the Redemption Date, a redemption price of 100% of the principal amount of the US Capital Securities, or $25 per each $25 US Capital Security, plus accrued and unpaid interest from, and including, September 1, 2016, to, but excluding, the Redemption Date, will be payable by Aviva plc. As of November 1, 2016, $400 million aggregate principal amount of the US Capital Securities were outstanding.

Registered holders of the US Capital Securities should refer to the notice of redemption delivered to them by Law Debenture Trust Company of New York, the trustee and paying agent with respect to the US Capital Securities.

The US Capital Securities are held only in book-entry form through The Depository Trust Company ("DTC") for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V. DTC will redeem the US Capital Securities in accordance with its procedures, and will credit interest payments accruing from, and including, September 1, 2016, based on DTC participant holdings of the US Capital Securities on the close of business on the business day immediately preceding the Redemption Date. Holders of the US Capital Securities need not take any action to receive payment of the redemption price.

Contacts:

Investor contacts:

Chris Esson	+44 (0)20 7662 8115

Media contacts:

Andrew Reid	+44 (0)20 7662 3131
Sarah Swailes	+44 (0)20 7662 6700

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 October 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary